

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Shawn J. Tibbetts
Chief Executive Officer and President
AH Realty Trust, Inc.
222 Central Park Avenue, Suite 1000
Virginia Beach, VA 23462

>   **Re: AH Realty Trust, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 19, 2026**
>   **File No. 333-294452**

Dear Shawn J. Tibbetts:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Benjamin Holt at 202-551-6614 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Andrew P. Campbell